United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________

FORM 11-K
____________________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                   TO

COMMISSION FILE NUMBER: 001-35092

____________________________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(K) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION
5505 Endeavor Lane,
MADISON, WI 53719

EXACT SCIENCES CORPORATION 401(K) PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Exact Sciences Corporation 401(K) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Exact Sciences Corporation 401(K) Plan (the “Plan”) as of December 31, 2021 and December 31, 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules, Schedule H, Part 1V, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule H, Part IV, Line 4i - Schedule of Assets Held (At End of Year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP
Chicago, Illinois
June 29, 2022

We have served as the Plan’s auditor since 2021.

EXACT SCIENCES CORPORATION 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	December 31,
	2021	2020
Assets
Mutual funds	$115,834,980	$268,311,826
Common collective trusts	269,956,143	5,099,546
Exact Sciences Corporation common stock	54,045,423	74,874,135
Investments, at fair value	439,836,546	348,285,507

Employer contributions receivable	29,397,430	23,022,093
Participant contributions receivable	125,841	—
Participant loans receivable	2,831,374	1,959,982
Total assets	472,191,191	373,267,582

Liabilities	—	—

Net assets available for benefits, at fair value	$472,191,191	$373,267,582
See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2021

2021
Additions
Investment income
Interest and dividend income	$4,764,854
Net appreciation in fair value of investments	1,928,793
Total investment income	6,693,647

Interest from participant loans	130,217

Contributions
Participant	47,520,225
Employer	29,309,287
Rollover	28,520,659
Total contributions	105,350,171
Total additions	112,174,035

Deductions
Benefits paid directly to participants	25,101,680
Administrative expenses	109,284
Total deductions	25,210,964

Transfers into Plan (Note 1)	11,960,538

Net increase	98,923,609

Net assets available for benefits, beginning of year	373,267,582
Net assets available for benefits, end of year	$472,191,191
See accompanying notes to the financial statements.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan
The following description of the Exact Sciences Corporation 401(k) Plan and its related trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which was established by Exact Sciences Corporation (the “Company”) on January 1, 1998, and provides for elective contributions on the part of the participating employees and employer matching contributions in a discretionary amount, generally up to 6% of employees’ eligible compensation within limits established by the Internal Revenue Code of 1986 (“IRC”). The Plan extends coverage to each U.S. employee of the Company. Independent contractors are excluded from coverage. The Plan has designated the Company as the Plan Administrator, and the Company has delegated administrative responsibilities to the Exact Sciences Benefits Committee and investment responsibilities to the Exact Sciences 401(k) Investment Committee. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and provisions of the IRC as it pertains to plans intended to qualify under IRC Section 401(a).
In May 2021, the Paradigm Diagnostics Inc. 401(k) Plan was merged with and into the Plan. As a result, assets totaling approximately $3.4 million were transferred into the Plan.
In December 2021, the Thrive Earlier Detection Corp. 401(k) Plan was merged with and into the Plan. As a result, assets totaling approximately $8.6 million were transferred into the Plan.
Plan Amendments and Addendums
Effective January 1, 2021, the participating employers addendum was updated to add Paradigm Diagnostics, Inc. as a participating subsidiary. Also effective January 1, 2021, the adoption agreement was amended to exclude interns hired on or after January 1, 2021, from being eligible to participate in the Plan unless they reached age 21 and completed at least 1,000 hours of service in the previous 12 months and also to remove the early retirement and disability exceptions for purposes of the employer discretionary match.
Effective February 4, 2021, the adoption agreement was amended to set the bonus deferral default to zero.
Effective April 14, 2021, the adoption agreement was amended to include prior service at Ashion Analytics, LLC for eligibility and vesting purposes. The amendment also included service at Translational Genomics Research Institute for vesting purposes for employees who began employment with the Company or a participating employer in April 2021 and added a definition of "disability" for participants of the Paradigm Diagnostics 401(k) Plan.
Effective May 3, 2021 the plan mergers addendum was amended to document the merger of the Paradigm Diagnostics Inc. 401(k) Plan into the Plan. The May 3, 2021, amendment also carried over the vesting schedule from the Paradigm Diagnostics Inc. 401(k) Plan for terminated participants.
Effective December 28, 2021, the special effective dates addendum was updated to make the Definition of Disabled effective January 1, 2022, and the plan mergers addendum was updated to add Thrive Earlier Detection Corp. 401(k) Plan.
Contributions
Plan participants are permitted to make contributions, either pre-tax or Roth contributions, in specified percentages of their annual eligible compensation, subject to certain additional limitations under the IRC.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate, on a prospective basis, at any time. The Plan permits an eligible participant to make pre-tax contributions in excess of the IRC 402(g) limit. These contributions are known as “catch-up contributions.” A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions. The legal limit on catch-up contributions was $6,500 during 2021.
Effective March 1, 2018, the Plan activated automatic enrollment. Under the automatic enrollment provision, an initial pre-tax deferral contribution of 6% is made for (a) newly eligible employees 30 days after such employee’s date of hire, but no sooner than such employee’s entry date and (b) each eligible employee having a reemployment commencement date on the later of 30 days from the date of rehire or their entry date. Employees are permitted to opt out of automatic enrollment.
The Company may make matching contributions in a discretionary amount determined each year. For the years ended December 31, 2021, and December 31, 2020, matching contributions were made in shares of the Company’s common stock equal to 100% of an eligible participant’s pre-tax elective contributions and Roth elective deferrals up to a maximum of 6% of the participant’s annual eligible compensation, and within limits established by ERISA and the IRC. Matching contributions are made once a year following the Plan year to the participant's account, provided that, the participant is employed by the Company as of the last day of the Plan year or meets any applicable exceptions to continuing eligibility requirements.
Participants’ Accounts
Each participant’s account is credited with the elective contributions made by that participant and the employer matching contributions made by the Company with respect to the participant. The participating employees direct the investment of their elective contributions credited to their account into one or more of the investment choices which have been made available to them. Matching contributions are made in the Company’s common stock but the participants have the option to redirect the investment of the matching contributions credited to their accounts into one or more of the investment choices which have been made available to them. Voting rights are retained by the participants holding the Company’s common stock. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employees individually enroll in the investment funds of their choice and the investment results directly affect their investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s tax qualified plan).
Vesting
The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions is fully vested at all times. Vesting of other amounts (e.g., fully vested rights to the portion of a participant’s account arising from employer matching contributions) occurs after the participant’s period of service reaches one year. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested in the event of retirement, death or disability while employed.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to employer matching contributions, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the vested portion of his or her account and consequently forfeits the non-vested balance or in which a terminated participant who does not elect to receive distribution incurs a five-year break in service. If a terminated participant resumes employment with the employer within

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

five years subsequent to the termination date, forfeited amounts may be restored to his or her account. For the year ended December 31, 2021, $287,492 was forfeited from participants’ non-vested accounts. In 2021, $0 was used from the forfeiture account to pay permissible Plan expenses. As of December 31, 2021, and 2020, $356,703 and $54,928 remained in the forfeiture account, respectively.
Payment of Benefits
Benefits are generally payable following a participant’s termination of employment, death or disability. Benefits are generally payable in a lump sum but may also be paid in installments or through partial withdrawals. Upon demonstration of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.
Administrative Expenses
All of the Plan’s administrative expenses, primarily comprised of the costs related to printing and mailing communications to participants, and audit and legal fees, are paid by the Company, with the exception of administrative expenses for terminated employees. All investment related expenses are paid by the participants.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities including mutual funds, common collective trusts and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
CARES Act and SECURE Act
The Plan has implemented certain changes set forth in the Coronavirus Aid, Relief, and Economic Security (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act). CARES Act changes implemented in 2020 included special coronavirus distributions, an extension for loan repayments, and a suspension for required minimum distributions. SECURE Act changes include changes to required minimum distribution age and post-death distribution requirements, eligibility for long-term part-time employees, and lifetime income illustrations.
Investment Valuation and Income Recognition
All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Purchases and sales of securities are recorded on a trade-date

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Participant Loans Receivable
The Plan allows participants to borrow up to the lesser of half of his or her vested account balance or $50,000. Loans are repaid via after-tax payroll deductions over a period of 60 months. If the loan is for the purchase of a principal residence, the participant may extend to a period of 120 months. Interest rates are set at the date of the loan at the prime rate plus 2% on the first day of the month in which the loan is taken. Interest rates range from 4.25% to 7.5% for loans outstanding at December 31, 2021. Upon termination, participants may contact the Plan's recordkeeper to make arrangements to continue to make loan payments. Any default in repayment will result in a taxable distribution to the participant. Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest.
Fair Value Measurements
The following provides a description of the three levels of input that may be used to measure fair value under Accounting Standards Codification 820, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
Level 1 — Quoted prices available in active markets for identical assets or liabilities;
Level 2 — Inputs other than Level 1 inputs that are directly or indirectly observable;
Level 3 — Unobservable inputs in which little or no market data exists
The following table presents the financial assets the Plan measures at fair value on a recurring basis, based upon fair value hierarchy as of December 31, 2021, and 2020:

	Fair Value Measurement at December 31, 2021
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2021

Mutual funds	$115,834,980	$—	$—	$115,834,980
Exact Sciences Corporation common stock	54,045,423	—	—	54,045,423
Total investments at fair value	$169,880,403	$—	$—	$169,880,403
Investments at net asset value*				269,956,143
Total investments				$439,836,546

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurement at December 31, 2020
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2020

Mutual funds	$268,311,826	$—	$—	$268,311,826
Exact Sciences Corporation common stock	74,874,135	—	—	74,874,135
Total investments at fair value	$343,185,961	$—	$—	$343,185,961
Investments at net asset value*				5,099,546
Total investments				$348,285,507

*The investment in common collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
The following are descriptions of the composition and valuation of Plan assets measured at fair value:
Mutual Funds — Mutual funds consist of publicly traded funds of registered investment companies. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded in an active market.
Common Collective Trusts - Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The Common Collective Trusts have (1) no unfunded commitments, (2) a daily redemption frequency, and (3) a redemption notice period of up to 12 months as of December 31, 2021 and 2020.
Exact Sciences Corporation Common Stock - The Exact Sciences Corporation common stock fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price. As a result, the fair value of the stock is classified in its entirety as Level 1 within the valuation hierarchy.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Benefits
Benefits are recorded when paid.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Party-in-Interest Transactions
Some of the registered investment companies the Plan invests in are managed by affiliates of the Fidelity Management Trust Company. Fidelity Management Trust Company acts as trustee for investments of the Plan. The Plan also invests in shares of the Company’s common stock. Therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules of ERISA.
The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
Concentration of Investments
Included in investments at December 31, 2021, and 2020 are 694,383 and 565,117 shares of the Company’s common stock amounting to $54,045,423 and $74,874,135, respectively. This investment represents 12% and 21% of total investments at December 31, 2021, and 2020, respectively. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits. During the year ended December 31, 2021, purchases of Exact Sciences common stock by the Plan totaled $24,297,707 million and sales of Exact Sciences common stock by the Plan totaled $5,084,661 million.
3.    Income Tax Status
The Plan has adopted the Fidelity Volume Submitter Profit Sharing Plan with CODA. The Fidelity Volume Submitter Profit Sharing Plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on March 31, 2014, stating that the Fidelity Volume Submitter Profit Sharing Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since the aforementioned date of the opinion letter. However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC. The plan administrator is taking action consistent with the Employee Plans Compliance Resolution System (EPCRS) correction methods to correct certain operational errors. Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date and no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. We believe the Plan is no longer subject to income tax examinations for years prior to 2018.
4.    Trustee and Custodian
The funds of the Plan are maintained under a Trust with the Fidelity Management Trust Company as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.
The Custodian of the Plan for the year ended December 31, 2021, and 2020 was Fidelity Management Trust Company. The duties of the Custodian include administration of the trust fund (including income) at the direction of the Trustee, the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

EXACT SCIENCES CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

5.    Termination
Although it has not expressed any intent to do so, the Company has the right, in accordance with the Plan document, to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.
6.    Subsequent Events
The Company has evaluated subsequent events through June 29, 2022, the date the financial statements were issued. No subsequent events have been recognized or required additional disclosure in the financial statements.

Exact Sciences Corporation 401(k) Plan
Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2021
EIN 02-0478229
Plan # 001

Total That Constitute Nonexempt Prohibited Transactions
Plan Year	Participant Contributions and Loan Repayments Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2021 (1)	$125,978	$—		$125,978	$—

(1)    Withheld deferral in December 10 and 24, 2021 for Thrive Earlier Detection Corporation employees. Subsequent to the merger of the Thrive Earlier Detection Corp. 401(k) Plan, the contributions were remitted to the Exact Sciences Corporation 401(k) Plan, the surviving plan, on January 6 and 7, 2022.

Exact Sciences Corporation 401(k) Plan
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021
EIN 02-0478229
Plan # 001

	(b)	(c) Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds
*	Fidelity Investments	FA diversified Stk O	**	$7,033
*	Fidelity Investments	Fid Mid Cap Idx	**	$11,967,569
*	Fidelity Investments	Fid Real Estate Idx	**	$2,865,549
*	Fidelity Investments	Fid Sm Cap Idx	**	$9,018,010
*	Fidelity Investments	Fid Total Mkt Idx	**	$36,132,875
*	Fidelity Investments	Fid Infl PR BD Idx	**	$1,997,379
*	Fidelity Investments	Fid Total Bond K6	**	$2,631,737
	Goldman Sachs Asset Management	GS Emerg Mkts EQ R6	**	$3,888,609
	The Hartford	Hartford Midcap R6	**	$5,770,148
	T. Rowe Price	TRP Retire I BAL I	**	$200,165
	T. Rowe Price	TRP Retire I 2005 I	**	$347,664
	T. Rowe Price	TRP Retire I 2010 I	**	$508,379
	T. Rowe Price	TRP Retire I 2015 I	**	$947,419
	T. Rowe Price	TRP Retire I 2020 I	**	$7,883,058
	T. Rowe Price	TRP Overseas Stock I	**	$4,146,903
	Federated Investors, Inc.	Fed IS High Yld BD R6	**	$1,996,970
	BlackRock	Blkrk Global Alloc K	**	$1,297,742
	Invesco	Invs Comstock R6	**	$3,517,456
	Goldman Sachs Assets Management	GS Intl SM CP Ins R6	**	$1,904,719
	J.P. Morgan Asset Management	UM Behavioral Val R6	**	$1,906,307
	Janus Henderson Triton Fund Class	J H Triton N	**	$5,541,072
	Columbia Threadneedle Investments	Col Contran Core I3	**	$4,071,809
	Columbia Threadneedle Investments	Col SEL Mid CP VL I3	**	$2,394,397
	Franklin Templeton Investments	Franklin Growth R6	**	$719,791
	American Funds U.S. Government Securities Fund	AF US Govt SEC R6	**	$1,280,248

	Common collective trusts
	Putnam Investments	Putnam Stable Value Fund	**	$7,520,232
	T. Rowe Price	TRP Retire 2025 F	**	$19,491,203
	T. Rowe Price	TRP Retire 2030 F	**	$35,871,639
	T. Rowe Price	TRP Retire 2035 F	**	$42,595,385
	T. Rowe Price	TRP Retire 2040 F	**	$40,977,855
	T. Rowe Price	TRP Retire 2045 F	**	$35,662,602
	T. Rowe Price	TRP Retire 2050 F	**	$33,547,574
	T. Rowe Price	TRP Retire 2055 F	**	$27,543,468
	T. Rowe Price	TRP Retire 2060 F	**	$13,603,913
	T. Rowe Price	TRP Retire 2065 F	**	$341,950
	Franklin Templeton Investments	WT Franklin Growth R	**	$12,800,322

	Company stock
*	Exact Sciences Corporation Common Stock	Company stock	**	$54,043,817
*	Exact Sciences Corporation	Stock Purchase Account	**	$1,606
	Investments, at fair value			$439,836,546

*	Loans to participants	Interest rates ranging from 4.25% to 7.5% due between 2021 and 2039	—	$2,831,374

	Total			$442,667,920

*    Party-in-interest to the Plan
**    Participant directed investment, cost not required to be reported.

See accompanying notes to the financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Exact Sciences Corporation 401(k) Plan Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

EXACT SCIENCES CORPORATION 401(K) PLAN

By:	/s/ Kyle Stacey
Kyle Stacey
Authorized Plan Representative

Date: June 29, 2022

EXHIBIT INDEX

Exhibit Index No.	Description

23.1	Consent of PricewaterhouseCoopers, LLP